Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 17
DATED APRIL 28, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 17 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 17 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 16 dated April 20, 2004, Supplement No. 15 dated April 12, 2004, Supplement No. 14 dated March 25, 2004, Supplement No. 13 dated March 15, 2004, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 9, 2004), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Bluebonnet Parc, Baton Rouge, Louisiana

On April 20, 2004, we purchased an existing shopping center known as Bluebonnet Parc containing 135,289 gross leasable square feet. The center is located at I-10 and Bluebonnet Road in Baton Rouge, Louisiana.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $22,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $163 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Best Buy, Linens 'N Things and Cost Plus World Market, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Best Buy	45,439	34	12.99	08/02	01/17

Linen's N Things	32,418	24	11.50	10/02	01/14

Cost Plus World Market	18,300	14	14.00	12/02	01/13

For federal income tax purposes, the depreciable basis in this property will be approximately $16,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Bluebonnet Parc was built in 2002. As of March 31, 2004, this property was 95% occupied, with a total 128,289 square feet leased to seven tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Brook Mays Music	8,000	01/09	128,000	16.00
David's Bridal	9,998	10/10	159,968	16.00
Lifeway Christian Bookstore	9,161	12/12	141,995	15.50
Cost Plus World Market	18,300	01/13	256,200	14.00
Linens' N Things	32,418	01/14	372,807	11.50
The Men's Wearhouse	4,973	02/14	99,460	20.00
Best Buy	45,439	01/17	590,408	12.99

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Eastwood Towne Center, Lansing, Michigan

We anticipate purchasing an existing shopping center known as Eastwood Towne Center, containing 334,454 gross leasable square feet. The center is located at 3003 Preyde Boulevard in Lansing, Michigan.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $85,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $254 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Dick's Sporting Goods, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Dick's Sporting Goods	45,000	13	10.00	09/02	01/18

For federal income tax purposes, the depreciable basis in this property will be approximately $63,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Eastwood Towne Center was built in 2002. As of March 31, 2004, this property was 95% occupied, with a total 319,082 square feet leased to sixty tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

State Employee Credit Union	2,120	09/07	74,200	35.00
Panchero's	2,409	09/07	52,998	22.00
Claire's	1,200	09/07	38,400	32.00
Sprint	1,089	09/07	45,560	40.00
Fabiano's Candies	1,090	09/07	27,250	25.00
Electronics Boutique	1,148	01/08	45,920	40.00
Hallmark	4,500	02/08	94,500	21.00
Star Image Photography	825	07/08	28,875	35.00
See Candies	1,200	09/09	42,000	35.00
Banana Republic	7,000	09/10	105.000	15.00
The Gap (storage)	300	09/10	4,500	15.00
Maggie Moo's	1,105	10/10	44,200	40.00
Beauty First	3,388	10/10	84,700	25.00
Old Thyme Herbs	1,000	09/12	38,000	38.00
Mall Office	1,000	09/12	20,000	20.00
The Gap	7,526	09/12	120,416	16.00
Pier 1 Imports	9,992	09/12	199,840	20.00
White House Black Market	1,850	09/12	61,050	33.00
Ritz Camera	1,500	09/12	37,500	25.00
Police Sub-Station	1,220	09/12	N/A	N/A
Johnny Rockets	2,592	09/12	85,536	33.00
Oneida	4,000	09/12	90,000	22.50
Claddagh Pub	7,212	09/12	137,701	19.09
Forever 21	6,838	09/12	143,598	21.00
Casual Corner	6,019	09/12	150,475	25.00
Treehouse	4,716	10/12	113,184	24.00
Mitchell's Fish Market	7,264	11/12	183,416	25.25
Coldwater Creek	6,000	11/12	150,000	25.00
J. Crew	6,000	01/13	144,000	24.00
Guess	5,000	01/13	125,000	25.00
Express	8,000	01/13	192,000	24.00
Victoria's Secret	6,500	01/13	156,000	24.00
DSW Shoe Warehouse	25,000	01/13	300,000	12.00
Jos A. Banks	4,500	01/13	121,500	27.00
American Eagle	5,400	01/13	129,600	24.00
Ann Taylor Loft	5,280	01/13	132,000	25.00
Bath & Body	3,360	01/13	80,640	24.00
Yankee Candle	2,500	01/13	75,000	30.00
Subway	1,729	01/13	56,192	32.50
Children's Place	4,526	01/13	117,676	26.00
Aeropostal	3,970	01/13	86,400	21.76
Starbuck's	1,440	02/13	50,400	35.00
Lane Bryant	5,390	02/13	140,140	26.00
McAlister's Deli	3,311	02/13	79,464	24.00
Christopher & Banks	3,000	03/13	105,000	35.00
April Cornell	2,250	04/13	76,500	34.00
Venetian Nails	1,376	04/13	48,160	35.00
Mother's Work	2,685	06/13	93,975	35.00
Limited Too	3,980	09/13	91,540	23.00
Capitol Fur	1,157	10/13	30,082	26.00
Hampton Jewelers	2,163	10/13	43,260	20.00
Smoky Bones	7,000	10/13	110,000	15.71
Talbots	4,800	01/14	112,800	23.50
Wlliams Sonoma	5,500	09/14	121,000	22.00
Pottery Barn	10,500	09/14	231,000	22.00
Brio/Bravo	7,134	09/17	190,000	26.63
Dick's Sporting Goods	45,000	01/18	450,000	10.00
Borders (Schuler Books)	24,418	01/18	439,524	18.00
CoAmerica	3,310	10/18	125,000	37.76
Max & Erma's	6,800	09/19	202,000	29.71
PF Changs (ground lease)	-	11/12	60,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Forks Town Center, Easton, Pennsylvania

We anticipate purchasing an existing shopping center known as Forks Town Center, containing 90,000 gross leasable square feet. The center is located at 301 Town Center Boulevard in Easton, Pennsylvania.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $19,134,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $213 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Giant Foods, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Giant Foods	54,300	60	16.04	01/03	01/23

For federal income tax purposes, the depreciable basis in this property will be approximately $14,350,500. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Forks Town Center was built in 2002. As of March 31, 2004, this property was 94% occupied, with a total 84,600 square feet leased to sixteen tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Movie Gallery	3,200	09/07	44,800	14.00
Vista Bank United Trust	2,500	11/07	50,000	20.00
USA Dollar	2,400	11/07	36,000	15.00
Subway	1,600	11/07	28,000	17.50
H & R Block	1,600	01/08	30,400	19.00
Hollywood Tans	2,400	03/08	49,416	20.59
PL Nails	1,200	04/08	22,800	19.00
China Moon	3,200	04/08	52,800	16.50
Catanzaretti's Pizza	2,400	05/08	42,000	17.50
Something Different	1,600	09/08	32,000	20.00
Holiday Hair	1,600	09/08	32,000	20.00
D & J Cleaners	1,200	11/08	19,200	16.00
Fox Hallmark	5,400	08/09	129,600	24.00
Giant Foods	54,300	01/23	870,972	16.04
Giant Gas Station (Ground Lease)	-	01/23	12,500	N/A
Dunkin Donuts (Ground Lease)	-	08/13	40,000	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of April 23, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	56,690,402	566,859,406	58,865,867	507,993,539

Shares sold pursuant to our distribution reinvestment program	374,204	3,554,939	-	3,554,939

	57,084,606	570,614,345	58,865,867	511,748,478

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.